O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: AFREEDMAN@OLSHANLAW.COM

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February 8, 2022

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	LEE ENTERPRISES, Inc (“Lee” or the “Company”) PREC14A filed January 27, 2022 (the “Proxy Statement”) Filed by MNG Enterprises, Inc. et al. (collectively, “MNG”) SEC File No. 1-06227

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated February 1, 2022 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by MNG. We have reviewed the Staff Letter with MNG and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PREC14A filed January 27, 2022 by MNG Enterprises, Inc. et al.

Letter to Fellow Lee Stockholders, page i

1.	We note your statement that neither Ms. Junck nor Mr. Maloney has purchased any shares in the Company since 2011 and 2008, respectively. You assert that “with such little personal skin in the game, particularly with regard to Mr. Maloney, we question their suitability as directors and whether they are truly aligned with acting in the best interests of stockholders.” We note the disclosure on page 12 of the proxy statement that the Opportunities Nominees do not own any shares of the Company. Where appropriate in the proxy statement, explain why you do not view your nominees’ lack of share ownership as an impediment, while taking a different view with respect to existing directors of the Company. We note that existing directors have not purchased shares recently, but do own shares granted as equity awards. In addition, revise your disclosure to note whether, if elected to the Board, the Opportunities Nominees will undertake to purchase shares.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

February 8, 2022

MNG acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages i and ii and page 7 of the Proxy Statement.

Notwithstanding the foregoing, while Colleen Brown and John Zieser (collectively, the “Nominees”) do not currently own any shares of the Company, in the view of MNG that should not serve to preclude MNG from criticizing long-tenured incumbent members of the Board of Directors (the “Board”) for their lack of open market purchases of shares over the past 10+ years of their service on the Board. We respectfully note that in fact, not one section 16 “insider” of the Company has made an open market purchase of the Company’s shares in the past 10+ years. Meanwhile, the Nominees are not currently serving as directors and, thus, their ownership of shares of the Company is not comparable to that of long-serving insiders. Depending on whether or not the Nominees are elected to the Board, and based on market conditions, the price of the Company’s securities, and other factors, the Nominee’s would endeavor to purchase shares of the Company to the extent they deem it advisable.

In addition, MNG believes its statement is supported by the fact that the shares owned by Ms. Junck and Mr. Maloney, respectively, each represent a materially lower amount of shares when compared to the ownership levels of MNG. MNG has much more capital at risk with its investment in Lee than each of Ms. Junck and Mr. Maloney. When the aforementioned directors make questionable capital allocation decisions or act in a manner not consistent with the best interest of stockholders, they don’t suffer the economic consequences nearly as greatly as we and other large stockholders of the Company do.

Further, to confirm for the Staff, the use of the phrase “skin in the game” in the Proxy Statement, and the revised language used in its stead, is not meant to compare the Nominees’ ownership to Lee’s director nominees’ ownership. Rather, it serves to question the manner in which the Board, including Lee’s director nominees, have rejected MNG’s, at the time, premium acquisition proposal without engaging with MNG in any manner, and subsequently enacted a defensive poison pill in the face of MNG’s proposal to acquire the Company. MNG submits that the personal investment of Lee’s director nominees in Lee and their lack of share purchases over the past 10+ years of their service at the Company bears directly on their alignment (or lack thereof) with Lee’s stockholders in considering the benefits of MNG’s, at the time, premium acquisition proposal, and any potential future proposals, and, therefore, the amount of such personal investment or the timing thereof is a reasonable matter for MNG to highlight in the Proxy Statement.

2.	We note that you are currently in litigation with the Company regarding the validity of your nomination of the Opportunities Nominees under the Company’s advance notice bylaw provisions. The matter is scheduled to be heard by a Delaware Court on February 7, in advance of the annual meeting of shareholders. Please confirm that you will update your proxy materials to inform shareholders of the outcome of that litigation. Specifically, advise how you will handle proxies granted to you if a court determines that your nominations are invalid, and how you will inform shareholders who granted you a proxy that your nominations have been held to be invalid.

February 8, 2022

MNG acknowledges the Staff’s comment and confirms it will supplement its proxy materials filed with the SEC to inform stockholders of the outcome of the litigation and has revised the Proxy Statement to advise stockholders how it will handle proxies granted to it if a court determines that MNG’s nominations are invalid. Please see page ii of the Proxy Statement.

Reasons for the Solicitation, page 7

3.	We note the assertion here that the current Company directors have “presided over years of poor operational and financial performance...” Please revise the proxy statement to provide support for this assertion and to clarify the time period and metrics by which you believe the Company has demonstrated subpar performance during their tenure.

MNG acknowledges the Staff’s comment and has revised the Proxy Statement to provide additional disclosure supporting the foregoing assertion. Please see pages 7 and 8 of the Proxy Statement.

Election of Directors, page 10

4.	Here and throughout the proxy statement where similar language appears (see for example, pages 2 and 15), modify the statement that you are soliciting proxies for the Opportunities Nominees and existing Company director Kevin D. Mowbray. While Rule 14a-4(d) permits you to “round out” your short slate of nominees by voting proxies solicited in favor of one or more Company nominees, Rule 14a-4(d)(4)(ii) permits you to name only Company nominees for whom you are not seeking proxy authority.

MNG acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 2, 10 and 15 of the Proxy Statement.

5.	See our comments below with respect to the need to describe your nominees’ specific plans for the Company if they are elected to the Board. We note the statement here that if elected, the Opportunities Nominees will “work with other members of the Board to improve corporate governance...” Your expanded disclosure should describe their specific plans for corporate governance changes.

MNG acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 2 and 10 of the Proxy Statement.

6.	Revise to describe Ms. Brown’s principal occupation and employment since 2013. See Item 7(b) of Schedule 14A. Alternatively, revise to clarify that Ms. Brown has been retired since 2013.

MNG acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 10 of the Proxy Statement.

February 8, 2022

General

7.	At the forepart of the proxy statement, include a section describing the interest of the participants in this solicitation. This section should disclose that MNG Enterprises appears to be a competitor of Lee Enterprises and previously made a bid to acquire Lee, which was rejected by its board of directors. In addition, to the extent that participants or their affiliates are investors in competitors of the Company, please disclose.

MNG acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 2 of the Proxy Statement.

8.	Revise to describe your nominees’ agenda for Lee if they are elected to the board, including with respect to a sale of the Company to a participant, the affiliate of any participant, or any other party. Your expanded disclosure should address whether the participants will continue to pursue an acquisition of the Company, including on the terms outlined in their prior proposal.

MNG acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 2, 3 and 10 of the Proxy Statement.

9.	Generally revise the proxy statement to clearly characterize statements of opinion or belief as such, rather than presenting them as fact. Some non-exclusive examples of text that should be revised include the following:

•	“Unfortunately, the current Board of Directors’ (the ‘Board’) decision to prioritize their own interests over what is clearly best for the Company...” (Letter to Stockholders);

•	“The Company has markedly poor corporate governance.” (page 7)

•	“In addition, these directors have presided over years of poor operational and financial performance by the Company.” (page 7)

•	“The Opportunities Nominees would bring much-needed change to the Board.” (page 8)

MNG acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

*     *     *     *     *

February 8, 2022

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Very truly yours, /s/ Andrew M. Freedman Andrew M. Freedman